Black Box Corporation
1000 Park Drive
Lawrence, PA 15055
May 15, 2006
Correspondence Filed Via EDGAR
Mr. David Edgar
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.W., Room 4561
Washington, D.C. 20549-4564
Re:	Black Box Corporation SEC Staff Comment Letter dated May 3, 2006
Dear Mr. Edgar:
     The comment letter referenced above requests a response from Black Box Corporation within 10 business days or to otherwise convey to you when a response will be provided. Per our telephone conversation last week, please consider this letter as confirmation of our intention to respond to the above referenced comment letter no later than May 31, 2006 which will allow for our scheduled follow-up conversation later this week to clarify certain items within the comment letter and adequate time for preparation of a response.
     We appreciate the Staff’s consideration of this request. Should you have any questions or comments regarding this extension, please contact me at your earliest convenience at 724-873-6795. We look forward to speaking with you later this week regarding this comment letter.
Very Truly Yours,
/s/ Timothy Huffmyer
Timothy Huffmyer
Controller